Exhibit 99.1

Aether Global Innovations Corp. Signs Strategic Partnership MOU with STA, a cutting-edge, innovative and bespoke technology solutions provider

Vancouver, B.C. – September 19, 2023 – Aether Global Innovations Corp. (CSE: AETH) (OTCQB: AETHF) (Frankfurt: 4XA WKN# A2N8RH) (“Aether Global”, “AETH”, or the “Company”), a drone management and automation company, announced today it has signed a strategic partnership memorandum of understanding (MOU) with STA, a cutting-edge, innovative and bespoke technology solutions provider with a wide range of alliances and partnerships within the Technology and Business Development Outsourcing, AI Systems, Early Warning Systems, and Aerial Surveillance spaces.

In fact, STA has deep expertise in aerial solutions that feature rugged UAVs with intelligent control systems and enhanced safety and security features. The technology firm offers smart UAV solutions and application with mission critical sensors and payloads that offer bespoke intelligent aerial solutions for each client's particular needs.

Aether Global and STA Enterprises look to integrate innovative bespoke technology solutions to further the Company’s autonomous drone and UAV management and monitoring solutions within the areas of critical infrastructures and security services.

“We’ve learned a great deal about STA Enterprises capabilities and expertise in the drone and UAV space since we began our discussions early this summer,” shared Phil Lancaster, CEO of Aether Global. “It made sense for the two companies to develop a strategic partnership; bringing together their unique offerings in the autonomous drone and UAV management and monitoring space.”

“We believe this partnership with Aether Global, and its growing consortium of partners, will further our business opportunities in the drone and UAV space for the critical infrastructure and security space,” shared Dr. Khalid M. Al-Ali. “Each business brings specific skills, business strengths and capabilities, and a network of innovative solutions that will help grow both companies.”

STA and Aether Global have begun working on the final details of the Strategic Partnership. Both companies will update the marketplace, clients, partners and shareholders as market impacting achievements are delivered.

About Aether Global Innovations Corp.

Aether Global Innovations Corp. is an innovative UAV and drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. www.aethergic.com

2

About STA

STA brings to bear many years of proven expertise in capturing and analysing highly sensitive data, providing clients with state-of-the-art, efficient and rapid actionable intelligence. STA offers capabilities that enable cutting-edge manned and unmanned AI, data fusion & analytics for Enterprise, Government, and Military, and have technical development, training and operational presence in the Qatar Science and Technology Park (QSTP). In the Energy Sector, STA brings deep expertise through collaboration with leading international organizations for cutting-edge automation and digitalization of drilling processes, inventory optimization solutions and production optimization of petrochemical substances to a wide range of companies. Learn more at www.STAenterprises.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, CEO & President

Aether Global Innovations Corp.

info@aethergic.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.